

April 2, 2019

Gilad Mamlok
Chief Financial Officer
Sol-Gel Technologies Ltd.
7 Golda Meir Street
Weizmann Science Park
Ness Ziona, 7403650, Israel

      Re: Sol-Gel Technologies Ltd.
           Registration Statement on Form F-3
           Filed March 28, 2019
           File No. 333-230564

Dear Mr. Mamlok:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Healthcare & Insurance

cc: Nathan Ajiashvili, Esq.